UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

Parke Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

700885106

(Cusip Number)

Geoffrey R. Morgan

Croke Fairchild Duarte & Beres LLC

180 N. LaSalle Street, Suite 3400

Chicago, IL 60601

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Jacob Shemer
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 710,006
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 710,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 710,006
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 5.93%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 11,962,821 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Alphabeta Ai Multi Strategy, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 8,253
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 8,253
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): Less than 1%[2]
14	Type of Reporting Person (See Instructions): PN

2 Based on 11,962,821 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Ron Shemer
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel and United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 8,400
	8	Shared Voting Power: 710,006
	9	Sole Dispositive Power: 8,400
	10	Shared Dispositive Power: 710,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 718,406
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 6.00%[3]
14	Type of Reporting Person (See Instructions): IN

3 Based on 11,962,821 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): RPS Master – Investment Management RPS 2014 LP
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 701,753
	8	Shared Voting Power:
	9	Sole Dispositive Power: 701,753
	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 701,753
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 5.87%[4]
14	Type of Reporting Person (See Instructions): PN

4. Based on 11,962,821 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No.2 to Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock (the “Common Stock”) of Parke Bancorp., a New Jersey corporation (the “Issuer” or “Registrant”). The address of the principal executive offices of the Issuer is 601 Delsea Drive, Washington Township, New Jersey 08080, and its telephone number is 856-256-2500.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by the following persons (each, a “Reporting Person”):

i. Alphabeta Ai Multi Strategy, LP (“Alphabeta Ai”)

ii. RPS Master Investment Management – RPS 2014 LP (“RPS Master”)

iii. Ron Shemer (“R. Shemer”)

iv. Jacob Shemer (“J. Shemer”)

(b)	The principal business address each of the Reporting Persons is 5 Arie Disenchik St., Tel Aviv, Israel, Zip Code 6935640

(c)	Alphabeta Ai is a Limited Partnership specializing in quantitative investment strategies. RPS Master is a Limited Partnership using quantitative and fundamental investment strategies. R. Shemer is the Chairman of the General Partners of the Reporting Persons.

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	R. Shemer is a citizen of Israel and the United States.

(g)	J. Shemer is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Alphabeta Ai and RPS Master used working capital and R. Shemer used personal funds to make the purchases of Common Stock listed on Schedule I hereto.

Item 4. Purpose of Transaction.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024

Alphabeta Ai Multi Strategy, LP

By:	Alpha Beta Hedge Funds Ltd.
Its:	General Partner

By:	/s/ Ron Shemer
Name:	Ron Shemer
Title:	Chairman

RPS Master – Investment Management RPS 2014 LP

By:	RPS Hedge Ltd.
Its:	General Partner

By:	/s/ Ron Shemer
Name:	Ron Shemer
Title:	Chairman

Ron Shemer

/s/ Ron Shemer

Jacob Shemer

/s/ Jacob Shemer

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since April 8, 2024, which were all completed through open market purchases.

RPS Master – Investment Management RPS 2014 LP

Date	Shares bought	Price
June 14, 2024	4835	15.5082
June 14, 2024	500	15.43
June 13, 2024	500	15.60588
June 11, 2024	2360	15.5405
June 10, 2024	1002	15.65792
June 7, 2024	2615	15.66104
June 6, 2024	1700	15.6135
June 5, 2024	1500	15.65891
June 4, 2024	2100	15.67859
June 3, 2024	1100	15.95552
May 31, 2024	4072	16.1519
May 30, 2024	1526	15.90163
May 29, 2024	8900	15.96515
May 28, 2024	3000	16.3753
May 24, 2024	1410	16.4626
May 23, 2024	1400	16.4958
May 22, 2024	3103	16.8848
May 21, 2024	700	16.8757
May 20, 2024	1100	16.96545
May 17, 2024	5973	16.9632
May 6, 2024	100	16.83
April 30, 2024	1800	16.4467
April 29, 2024	2400	16.43342
April 26, 2024	553	16.4822
April 25, 2024	1753	16.4605
April 24, 2024	1560	16.44169
April 22, 2024	200	16.7504
April 17, 2024	1500	16.0809
April 16, 2024	906	16.06737
April 15, 2024	96	16.09
April 12, 2024	1837	16.1079
April 11, 2024	3003	16.12385
April 10, 2024	11200	16.185
April 9, 2024	3600	16.5738
April 8, 2024	900	16.62331
TOTAL		—

Alphabeta AI Multi Strategy, LP

Date	Shares bought	Price
June 5, 2024	300	15.6786
June 3, 2024	200	15.99
April 17, 2024	1500	16.09
April 15, 2024	2500	16.08
Total